Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2012

On February 25, 2013, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed its restated preliminary financial performance figures (which have been revised to reflect subsequent events retroactive to FY2012) for the year ended December 31, 2012, on a consolidated basis, which was previously disclosed by Woori Finance Holdings on February 7, 2013, as follows:

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2012	3Q 2012	(Decrease)	4Q 2011	(Decrease)
Revenue*, **	Specified Quarter	7,209,759	7,217,417	(0.11)	8,180,571	(11.87)
	Cumulative Basis	28,757,270	21,547,511	-	35,822,096	(19.72)

Operating Income**	Specified Quarter	125,681	751,143	(83.27)	432,744	(70.96)
	Cumulative Basis	2,228,570	2,102,889	-	3,085,708	(27.78)

Income before Income Tax Expense	Specified Quarter	183,150	738,199	(75.19)	454,961	(59.74)
	Cumulative Basis	2,291,264	2,108,114	-	3,177,373	(27.89)

Net Income***	Specified Quarter	142,038	503,908	(71.81)	356,369	(60.14)
	Cumulative Basis	1,583,580	1,441,542	-	2,136,828	(25.89)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

**	Reflects applicable amendments to the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) with respect to the recognition of such item for the periods indicated above.

***	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2012

On February 25, 2013, Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, restated its preliminary financial performance figures (which have been revised to reflect subsequent events retroactive to FY2012) for the year ended December 31, 2012, on a consolidated basis, which was previously disclosed by Woori Finance Holdings on February 7, 2013, as follows:

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2012	3Q 2012	(Decrease)	4Q 2011	(Decrease)
Revenue*, **	Specified Quarter	5,438,445	5,232,610	3.93	6,880,658	(20.96)
	Cumulative Basis	21,586,057	16,147,612	-	28,273,439	(23.65)

Operating Income**	Specified Quarter	109,935	607,257	(81.90)	307,348	(64.23)
	Cumulative Basis	1,698,957	1,589,023	-	2,593,189	(34.48)

Income before Income Tax Expense	Specified Quarter	165,986	593,333	(72.02)	364,896	(54.51)
	Cumulative Basis	1,775,285	1,609,299	-	2,659,171	(33.24)

Net Income***	Specified Quarter	178,093	457,007	(61.03)	337,685	(47.26)
	Cumulative Basis	1,447,904	1,269,811	-	2,068,544	(30.00)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

**	Reflects applicable amendments to the K-IFRS with respect to the recognition of such item for the periods indicated above.

***	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.